Exhibit (a)(15)
O’DONOGHUE & O’DONOGHUE LLP
FRANCIS J. MARTORANA
4748 Wisconsin Avenue, N.W.
Washington, DC 20016
Telephone: 202/362-0041
202/237-1200 (fax)
Attorneys for Plaintiff
[Additional counsel appear on signature page.]
UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF VIRGINIA
(Alexandria Division)

DEIDRE NOELLE SULLIVAN, Individually and on Behalf of All Others Similarly Situated,

                                         Plaintiff,

          vs.

ARGON ST, INC., TERRY L. COLLINS, MAUREEN BAGINSKI, DELORES M. ETTER, JOHN IRVIN, DAVID C. KARLGAARD, PETER A. MARINO, ROBERT McCASHIN, THOMAS E. MURDOCH, S. KENT ROCKWELL, VICTOR F. SELLIER and LLOYD A. SEMPLE,

                                        Defendants.
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Civil Action No. 1.10 cv 750 CMH/JFA CLASS ACTION COMPLAINT BASED UPON BREACH OF FIDUCIARY DUTIES DEMAND FOR JURY TRIAL

     Plaintiff alleges upon knowledge as to her own acts and upon information and belief as to all other matters, as follows:
SUMMARY OF THE ACTION
     1. This is a stockholder class action brought by plaintiff, individually and on behalf of the public shareholders of Argon ST, Inc. (“Argon” or the “Company”) against Argon and the Board of Directors of Argon (the “Board”), arising out of their agreement to sell Argon to The Boeing Company (“Boeing”) via an unfair process (the “Proposed Transaction”) and at the unfair price of $34.50 per share. In pursuing the Proposed Transaction, which is being made via tender offer, each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to plaintiff and the proposed Class (as defined herein).
     2. Argon develops a variety of systems used in surveillance and combat, including reconnaissance equipment mounted on planes, sensors meant to warn of an approaching enemy and special sights to help troops locate snipers in urban warfare. Its primary customers are the U.S. Air Force, Navy and Department of Homeland Security.
     3. With the shift in the Pentagon’s focus away from big weapons meant for conventional wars to high-intelligence tools to fight against shadowy insurgent groups in places like Iraq and Afghanistan, Argon is uniquely situated to supply the U.S. military with the weapons it needs for the immediate future. Boeing recognizes the unique value of Argon’s products to position Boeing to serve the Pentagon’s shifting focus. As was stated by Roger Krone, head of Boeing’s network and space division, warfighting technologies like those developed by Argon are “going to be the really important markets in the future.” Indeed, Boeing’s prospects have suffered in recent years because of its focus on battlefield hardware and inability to grow organically into new technology markets. The Pentagon has cancelled a number of large Boeing contracts for conventional battlefield hardware over the past few years. With the Proposed Transaction, however, Boeing will be able to capture the benefits from Argon’s products to secure future contracts from the Pentagon. Argon shareholders, however, will not be allowed to share in these future profits.
     4. The Proposed Transaction is the product of an unfair sales process designed to deliver the Company to Boeing, on terms preferential to Boeing, so that certain Company insiders could secure material benefits not shared with the Company’s public shareholders. Indeed, the sales process itself was apparently non-existent. Although Argon hired an investment banker to explore strategic alternatives, from Boeing’s perspective “[t]he process from there was relatively straightforward,” said Roger Krone. “We were contacted by Argon representatives, which led to submittal of a bid.” That Boeing was the preferred and perhaps only bidder is not surprising, since the two companies have had a cozy working relationship over the past two years.
     5. The sales process was driven by materially interested Company insiders led by the Company’s Chief Executive Officer (“CEO”), Terry L. Collins (“Collins”), who is the Company’s largest shareholder with a 12.4% ownership stake (which he has obligated himself to vote in favor of the Proposed Transaction), which means that he will receive a windfall of $93.7 million after cashing out his shares if the Proposed Transaction is consummated. Collins will also be able to cash out the rest of his illiquid equity holdings in the Company and he, along with the rest of Argon’s conflicted management team, are being given jobs with the Company post-merger. In fact, Boeing has promised Collins that it will continue to operate Argon as a standalone subsidiary within Boeing, a new division of Boeing Network & Space Systems, with Collins’ entire management team intact. Essentially, Boeing has promised Collins that he can have his cake and eat it too — the same position with his Company intact and without the hassles of remaining obedient to public company shareholders and fulfilling reporting requirements.
     6. The sales process was also designed to benefit certain members of the Board that hold large, illiquid blocks of Company stock and other equity holdings that they would not be able to cash out absent the Proposed Transaction. Specifically, Board members Victor F. Sellier (“Sellier”) and Thomas E. Murdoch (“Murdoch”) hold 11.3% and 10.8%, respectively, of the Company’s outstanding shares, representing block sizes of nearly 2.5 million shares each. Without the liquidity event promised by Boeing in the Proposed Transaction, Sellier and Murdoch could not sell their shares on the open market in a block sale without taking a liquidity discount and/or driving down the Company’s stock price and thus the value of the shares, not to mention potentially running afoul of U.S. Securities and Exchange Commission (“SEC”) Rule 144. The only other option would be to sell their shares slowly into the market in insider trading windows, which is not an attractive option at all for Sellier and Murdoch, who are 60 and 67 years of age respectively and are looking to cash out quickly.
     7. In further breach of their fiduciary duties, the Board has agreed to lock up the Proposed Transaction with preclusive deal protection devices that make it financially unrealistic for competing bidders to forward with a higher bid for shareholders. Specifically, the Board has agreed to: (i) a top-up option that provides Boeing with the right to buy at a nominal price as many of the Company’s unissued shares as are necessary to reach the minimum threshold to conduct a short-form merger, ownership of 90% of the Company’s outstanding shares, as long Boeing secures tender of a simple majority of the Company’s shares; (ii) a no-shop clause the prohibits the Company from providing confidential Company information to or even communicating with potential competing bidders except under extremely limited conditions; (iii) a matching rights provision that provides Boeing with three business days to match any superior proposal in the unlikely event one emerges; (iv) a termination fee provision that obligates the Company to pay Boeing a $28 million termination fee in the event the Board decides to change its recommendation in favor of another bidder; and (v) voting agreements that obligate the Board and Company management to vote in favor of the Proposed Transaction, which, as of the date of the Company’s last proxy statement, equates to 37.7%

of the Company’s stock, not counting issued but unvested equity awards that will be converted into shares upon closing of the tender offer.
     8. Plaintiff seeks to enjoin the Proposed Transaction.
JURISDICTION AND VENUE
     9. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1332(a)(2) in that plaintiff and defendants are citizens of different states and the matter in controversy exceeds $75,000, exclusive of interest and costs. This Court also has jurisdiction over this action pursuant to 15 U.S.C. §78bb(f)(3)(A)(i), because it is a class action based upon the statutory or common law of Delaware, Argon’s state of incorporation, and thus may be maintained in federal court. This Court has supplemental jurisdiction under 28 U.S.C. §1367.
     10. Venue is proper in this District pursuant to 28 U.S.C. §1391 because defendant Argon has its principal place of business in this District. Plaintiffs claims arose in this District, where most of the actionable conduct took place, where most of the documents are electronically stored and where the evidence exists, and where virtually all the witnesses are located and available to testify at the jury trial permitted on these claims in this Court. Moreover, each of the Individual Defendants, as Company officers and/or directors, has extensive contacts with this District.
PARTIES
     11. Plaintiff Deidre Noelle Sullivan is, and has been at all times relevant hereto, a Argon shareholder. Plaintiff is a citizen of Connecticut.
     12. Argon is a Delaware corporation, headquartered 12701 Fair Lakes Circle, Suite 800, Fairfax, Virginia 22033. Argon is, and at all times relevant hereto was, listed and traded on the Nasdaq Stock Exchange under the symbol “STST.” Argon and its subsidiaries provide systems engineering, development, and services in the United States and internationally. Its services include command, control, communication, computer, combat system, intelligence, surveillance, and reconnaissance systems and services.

     13. Defendant Terry L. Collins (“Collins”) is the Chairman and CEO of Argon. Collins is a resident of Virginia.
     14. Defendant Maureen Baginski (“Baginski”) is an Argon director. Baginski is a resident of Virginia.
     15. Defendant Delores M. Etter (“Etter”) is an Argon director. Etter is a resident of Texas.
     16. Defendant John Irvin (“Irvin”) is an Argon director. Irvin is a resident of Texas.
     17. Defendant David C. Karlgaard (“Karlgaard”) is an Argon director. Karlgaard is a resident of Virginia.
     18. Defendant Peter A. Marino (“Marino”) is an Argon director. Marino is a resident of Virginia.
     19. Defendant Robert McCashin (“McCashin”) is an Argon director. McCashin is a resident of Florida.
     20. Defendant Thomas E. Murdoch (“Murdoch”) is an Argon director. Murdoch is a resident of Virginia.
     21. Defendant S. Kent Rockwell (“Rockwell”) is an Argon director. Rockwell is a resident of Pennsylvania.
     22. Defendant Victor F. Sellier (“Sellier”) is an Argon director. Sellier is a resident of Virginia.
     23. Defendant Lloyd A. Semple (“Semple”) is an Argon director. Semple is a resident of Michigan.
     24. The defendants identified in ¶¶13-23 are at times collectively referred to as the “Individual Defendants.”

     25. The Individual Defendants, as officers and directors of the Company, owe fiduciary duties to the public shareholders. As alleged herein, they have breached their fiduciary duties by failing to maximize shareholder value in a proposed sale of the Company.
CLASS ACTION ALLEGATIONS
     26. Plaintiff brings this action individually and as a class action pursuant to Federal Rule of Civil Procedure 23, on behalf of all holders of Argon stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.
     27. This action is properly maintainable as a class action.
     28. The Class is so numerous that joinder of all members is impracticable. Argon has outstanding approximately 21.89 million shares owned by thousands of shareholders.
     29. There are questions of law and fact which are common to the Class, including, inter alia, the following:
          (a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty and due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;
          (b) whether the Individual Defendants have erected barriers designed to deter interested bidders, other than Boeing;
          (c) whether the Individual Defendants have disclosed to the Company’s public shareholders all material information necessary for said shareholders to make a decision as to whether to vote their shares in support of the Proposed Transaction; and
          (d) whether plaintiff and the other members of the Class will be irreparably harmed if the transactions complained of herein are consummated.

     30. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.
     31. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.
     32. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications which would establish incompatible standards of conduct for the party opposing the Class.
     33. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
FACTUAL ALLEGATIONS
     34. Argon develops a variety of systems used in surveillance and combat, including reconnaissance equipment mounted on planes, sensors meant to warn of an approaching enemy and special sights to help troops locate snipers in urban warfare. Its primary customers are the U.S. Air Force, Navy and Department of Homeland Security.
     35. With the shift in the Pentagon’s focus away from big weapons meant for conventional wars to high-intelligence tools to fight against shadowy insurgent groups in places like Iraq and Afghanistan, Argon is uniquely situated to supply the U.S. military with the weapons it needs for the immediate future. Indeed, on the heels of the Pentagon policy change and the promise of increased spending on technology such as that held by Argon, Argon Chief Operating Officer Kerry Rowe stated in a May 6, 2009 press release announcing the Company’s second quarter 2009 financial results: “We believe that Secretary Gates’ recommendation for a $2 billion increase in intelligence, surveillance, and reconnaissance for fiscal year 2010 clearly indicates strong future requirements for ISR products and services.”
     36. Boeing recognizes the unique value of Argon’s products to position Boeing to serve the Pentagon’s shifting focus. As was stated by Roger Krone, head of Boeing’s network and space division, warfighting technologies like those developed by Argon are “going to be the really important markets in the future.” Indeed, Boeing’s prospects have suffered in recent years because of its focus on battlefield hardware and inability to grow organically into new technology markets. The Pentagon has cancelled a number of large Boeing contracts for conventional battlefield hardware over the past few years. With the Proposed Transaction, however, Boeing will be able to capture the benefits from Argon’s products to secure future contracts from the Pentagon.
     37. Argon shareholders, however, will not be allowed to share in these future profits. On June 30, 2010, defendants announced the Proposed Transaction in a press release entitled “Argon ST Announces Agreement to be Acquired by The Boeing Company.” The press release stated, in relevant part:
Argon ST, Inc., and The Boeing Company today announced that they have entered into an agreement for Boeing’s acquisition of Argon ST in an all cash tender offer and merger for $34.50 per share, or approximately $775 million, net of cash acquired.
     The agreement to acquire Argon ST, a leading developer of command, control, communications, computers, combat systems, intelligence, surveillance, and reconnaissance (C5ISR), advances Boeing’s growth strategy and expands its capabilities to address the C5ISR, cyber and intelligence markets.
     “We’re very pleased to join The Boeing Company,” said Dr. Terry Collins, chairman and chief executive officer of Argon ST. “Our employee teams know each other well, and we are excited to now continue our combined support to our warfighters and first responders as one company.”
     Once acquired, Argon ST will be a stand-alone subsidiary of Boeing and a new division of Boeing Network & Space Systems, a business within the Boeing Defense, Space & Security operating unit. Argon ST will continue to be led by Collins and his management team, which will help ensure a seamless transition for employees and customers.

     “Combining the strength of Boeing with the experience of Argon ST will significantly accelerate our capabilities in sensors, communications technologies and information management,” said Dennis Muilenburg, president and CEO of Boeing Defense, Space & Security. “Today’s announcement follows two years of partnering with Argon ST’s talented employees who, like Boeing employees, take pride in developing and deploying world-class engineering solutions for our customers.”
     Founded in 1997 and headquartered in Fairfax, Virginia, Argon ST develops sensors and networks designed to exploit, analyze and deliver information for real-time situational awareness. In fiscal 2009, the company generated $366 million in revenues. Argon ST has operating locations in Virginia, California, Michigan, Pennsylvania, Florida, Maryland and Texas, and has approximately 1,000 employees.
     “Joining Boeing will have a very positive impact on our combined C5ISR offerings,” stated Kerry Rowe, president and chief operating officer of Argon ST. “We look forward to an even stronger position in the marketplace both domestically and internationally, utilizing Boeing’s global footprint and strong customer relationships.”
     The completion of the transaction is subject to a majority of the outstanding Argon ST shares being tendered, as well as satisfactory completion of other customary closing conditions, including U.S. regulatory approval.
     The definitive agreement was unanimously approved by Argon ST’s Board of Directors, and Argon ST’s Board intends to recommend that the company’s stockholders tender their shares in the offer.
     Boeing plans to fund the transaction with existing cash and expects to close by the end of September 2010.
     38. The Proposed Transaction is the product of an unfair sales process designed to deliver the Company to Boeing, on terms preferential to Boeing, so that certain Company insiders could secure material benefits not shared with the Company’s public shareholders. Indeed, the sales process itself was apparently non-existent. Although Argon hired an investment banker to explore strategic alternatives, from Boeing’s perspective “[t]he process from there was relatively straightforward,” said Roger Krone. “We were contacted by Argon representatives, which led to submittal of a bid.” That Boeing was the preferred and perhaps only bidder is not surprising, since the two companies have had a cozy working relationship over the past two years.
     39. The sales process was driven by materially interested Company insiders led by the Company’s CEO, defendant Collins, who is the Company’s largest shareholder with a 12.4%

ownership stake (which he has obligated himself to vote in favor of the Proposed Transaction), which means that he will receive a windfall of $93.7 million after cashing out his shares if the Proposed Transaction is consummated. Collins will also be able to cash out the rest of his illiquid equity holdings in the Company and he, along with the rest of Argon’s conflicted management team, are being given jobs with the Company post-merger. In fact, Boeing has promised Collins that it will continue to operate Argon as a standalone subsidiary within Boeing, a new division of Boeing Network & Space Systems, with Collins’ entire management team intact. Essentially, Boeing has promised Collins that he can have his cake and eat it too — the same position with his Company intact and without the hassles of remaining obedient to public company shareholders and fulfilling reporting requirements.
     40. The sales process was also designed to benefit certain members of the Board that hold large, illiquid blocks of Company stock and other equity holdings that they would not be able to cash out absent the Proposed Transaction. Specifically, Board members defendants Sellier and Murdoch hold 11.3% and 10.8%, respectively, of the Company’s outstanding shares, representing block sizes of nearly 2.5 million shares each. Without the liquidity event promised by Boeing in the Proposed Transaction, Sellier and Murdoch could not sell their shares on the open market in a block sale without taking a liquidity discount and/or driving down the Company’s stock price and thus the value of the shares, not to mention potentially running afoul of SEC Rule 144. The only other option would be to sell their shares slowly into the market in insider trading windows, which is not an attractive option at all for Sellier and Murdoch, who are 60 and 67 years of age respectively and are looking to cash out quickly.
     41. In further breach of their fiduciary duties, the Board has agreed to lock up the Proposed Transaction with preclusive deal protection devices that make it financially unrealistic for competing bidders to forward with a higher bid for shareholders. Specifically, the Board has agreed to: (i) a top-up option that provides Boeing with the right to buy at a nominal price as many of the Company’s unissued shares as are necessary to reach the minimum threshold to conduct a short-form merger, ownership of 90% of the Company’s outstanding shares, as long Boeing secures tender of a simple majority of the Company’s shares; (ii) a no-shop clause the prohibits the Company from providing confidential Company information to or even communicating with potential competing bidders except under extremely limited conditions; (iii) a matching rights provision that provides Boeing with three business days to match any superior proposal in the unlikely event one emerges; (iv) a termination fee provision that obligates the Company to pay Boeing a $28 million termination fee in the event the Board decides to change its recommendation in favor of another bidder; and (v) voting agreements that obligate the Board and Company management to vote in favor of the Proposed Transaction, which, as of the date of the Company’s last proxy statement, equates to 37.7% of the Company’s stock, not counting issued but unvested equity awards that will be converted into shares upon closing of the tender offer.
     42. Unless enjoined by this Court, the defendants will continue to breach and/or aid the breaches of fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction which will deprive Class members of their fair share of Argon’s valuable assets and businesses, to the irreparable harm of the Class.
     43. Plaintiff and the other members of the Class have no adequate remedy at law.
COUNT I
Claim for Breaches of Fiduciary Duties
Against the Individual Defendants
     44. Plaintiff repeats and realleges each allegation set forth herein.
     45. The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public shareholders of Argon. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Argon.
     46. As demonstrated by the allegations above, the Individual Defendants have failed to exercise the care required, and breached their duties of loyalty because, among other reasons:
          (a) they have failed to properly value the Company;
          (b) they have failed to take steps to maximize the value of Argon to its public shareholders; and
          (c) they have agreed to terms in the Merger Agreement that favor Boeing and themselves, and deter alternative bids.
     47. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the Proposed Transaction which will deprive the Class of its fair proportionate share of Argon’s valuable assets and businesses, to the irreparable harm of the Class.
     48. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.
COUNT II
Claim for Aiding and Abetting Breaches of
Fiduciary Duties Against Argon
     49. Plaintiff repeats and realleges each allegation set forth herein.
     50. Defendant Argon, by reason of its status as a party to the Proposed Transaction and its possession of non-public information, has aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.

     51. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendant Argon, who therefore aided and abetted such breaches in the sale of Argon to Boeing.
     52. As a result of the unlawful actions of defendant Argon, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Argon’s assets and business. Unless the actions of defendant Argon are enjoined by the Court, Argon will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to plaintiff and the members of the Class.
     53. Plaintiff and the Class have no adequate remedy of law.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands relief, in plaintiff’s favor and in favor of the Class and against defendants, as follows:
     A. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;
     B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;
     C. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, including the “no solicitation” clause, the top-up option, the matching rights clause, the termination fee clause, and the voting agreements;
     D. Enjoining defendants from consummating the Merger Agreement and Proposed Transaction unless and until curative disclosures are made to Argon’s shareholders;

     E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     F. Granting such other and further equitable relief as this Court may deem just and proper.
JURY DEMAND
     Plaintiff demands a trial by jury.

DATED: July 2, 2010	O’DONOGHUE & O’DONOGHUE LLP
FRANCIS J. MARTORANA (VA Bar #41685)

/s/ FRANCIS J. MARTORANA

FRANCIS J. MARTORANA

4748 Wisconsin Avenue, N.W.
Washington, DC 20016
Telephone: 202/362-0041
202/237-1200 (fax)

ROBBINS GELLER RUDMAN
& DOWD LLP
RANDALL J. BARON
A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

ROBBINS GELLER RUDMAN
& DOWD LLP
DAVID A. ROSENFELD
MARK S. REICH
JOSEPH RUSSELLO
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)

MURRAY, FRANK & SAILER LLP
BRIAN P. MURRAY
275 Madison Avenue, Suite 801
New York, NY 10016
Telephone: 212/682-1818
212/682-1892 (fax)

Attorneys for Plaintiff